Filed by Canadian National Railway Company
                  Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Canadian National Railway Company Commission File No. 333-94399


The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the following, in particular, statements regarding the proposed combination of Canadian National and Burlington Northern Santa Fe, are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, court and governmental approvals for the combination; failure of the Canadian National or Burlington Northern Santa Fe stockholders to approve the merger; the risk that the Canadian National or Burlington Northern Santa Fe businesses will not be coordinated successfully; .

For a detailed discussion of these and other cautionary statements, please refer to our filings with the Securities and Exchange Commission, especially the sections titled "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" of our Form F-4 filed on January 11, 2000.

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                                 EXHIBIT INDEX

Number                   Description
------                   -----------

Exhibit 99.1 Presentation prepared for meetings with financial analysts titled "Financial Analysts' Meeting"

        99.2 Presentation prepared for general purposes titled "CN-BNSF Combination: A Different Kind of Railroad"

        99.3        Press Release